EXHIBIT 99.1

XORTX Appoints Chief Financial Officer

CALGARY, Alberta, Aug. 04, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce the appointment of James Fairbairn as Chief Financial Officer to replace Amar Keshri who left the Company’s employ effective July 31, 2023. James Fairbairn was appointed Interim Chief Financial Officer on June 28, 2023.

James Fairbairn was the Company’s Chief Financial Officer from November 2018 through July 2021. He has more than 30 years of experience with publicly-traded companies. He is a Chartered Professional Accountant, having obtained his CPA designation in 1987 and is an Institute-certified Director. Jim Fairbairn holds a B.A. from Western University.

About XORTX Therapeutics Inc.
XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO adavidoff@xortx.com or +1 403 455 7727	Nick Rigopulos, Director of Communications nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, David Melamed, Ph.D. david.melamed@russopartnersllc.com or +1 212 845 4225

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements
This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedar.com.